Exhibit 99.1

SU Group Holdings Reports 20% Revenue Growth For Fiscal Year 2023

●	22% Increase in Gross Profit Year over Year

●	19% Increase in Net Income Year over Year

HONG KONG, Jan. 31, 2024 /PRNewswire/ -- SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced financial results for the fiscal year ended September 30, 2023, with increased growth in revenue, gross profit and net income, as compared to the fiscal year ended September 30, 2022. All U.S. dollar figures cited in this press release are based on the exchange rate of HK$7.8293 against US$1.00 as of September 30, 2023.

Select Financial Highlights:

●	For the fiscal year ended September 30, 2023, SU Group reported a 20% increase in revenue on a year over year basis, led by growth in the Company’s higher profit margin security-related engineering services business, which increased 27% on a year over year basis.

●	Gross profit increased by 23% on a year over year basis to HK$48.0 million (US$6.14 million) for the fiscal year ended September 30, 2023, with gross profit margin at 29% in both years.

●	Net income increased by 19% on a year over year basis to HK$9.8 million (US$1.25 million) for the fiscal year ended September 30, 2023, which represents a 25% increase on a per share basis for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022.

SU Group’s Chairman and CEO, Dave Chan, commented, “We are pleased to report strong financial results, with a significant 20% rise in revenue during the fiscal year 2023. This was led by a 27% increase in revenue from our higher margin security-related engineering services. We view this as a multi-year growth area for us. We believe these will position us competitively and increasingly contribute to our sustained growth in both revenue and profitability over the coming years. The persistently increasing landscape of security threats has heightened customer demand for our integrated security-related engineering services. Our offerings, ranging from screening and threat detection to parking solutions, cater to this growing need. We remain committed to leveraging innovative technologies, ensuring that we stay at the forefront of the market and continue to meet the evolving demands of our customers.”

Mr. Chan continued, “While we take pride in the significant progress we’ve made, our enthusiasm is even greater when considering the growth opportunities that lie ahead. Our competitive advantage, coupled with an expanding portfolio of advanced security solutions and services, a track record, and sophisticated customers, positions us strategically. We believe that we are poised to broaden our market presence and expedite growth by supporting customers in additional markets in the Asia-Pacific region and beyond. We are also excited to have recently completed our initial public offering on the prestigious Nasdaq market. This move not only strengthened our balance sheet but also instills added confidence in both existing and potential customers. We anticipate that this achievement will act as another pivotal catalyst for growth. With expanded access to capital and heightened brand visibility, we are well-positioned to drive growth through accelerated organic growth and potential strategic acquisitions. We are excited about the future as we continue to execute on these numerous growth opportunities.”

SU Group’s Chief Financial Officer, Calvin Kong, noted, “We drove a nearly 19% increase in net income for the fiscal year 2023, reflecting our strong revenue growth, execution on our gross margin expansion strategy and operational efficiency. We are well-equipped to continue our growth trajectory by addressing the evolving demands of our customer base in the Hong Kong market. Simultaneously, we are actively exploring and pursuing new growth opportunities in previously untapped geographic markets. The combination of our financial strength and commitment to innovation positions us for continued success and market leadership.”

SU Group Holdings Limited (Nasdaq: SUGP) provides security-related engineering services and security guarding and screening services:

●	Security-related engineering services: The Company offers security-related engineering services to customers, including providing (i) security systems and products, provision of installation, and related maintenance services; (ii) security systems and products only; or (iii) maintenance services only. In addition, SU Group provides equipment rental services to its customers with use of dedicated security-related systems and equipment for contractual periods.

●	Security guarding and screening services: The Company provides security guarding services, by dispatching security guards with corresponding abilities and qualifications on demand, to fulfill the customers’ needs such as securing and guarding physical properties by, among other things, conducting patrols, entrance guarding, access control and alarm monitoring and response such as fire and gas detection, burglary detection and emergency management such as first aid service and communication and evacuation. SU Group also offers security guarding services targeted at crowd coordination and management, and provides security screening services, where its certified screeners work to detect of explosives, incendiary devices in air cargo consignment and dangerous goods for safety purpose through the operation of threat detection systems. In addition, the Company provides a variety of related vocational training courses.

Financial Results for the Fiscal Year Ended September 30, 2023

Revenues increased by 20% to HK$163.7 million (US$20.91 million) for the fiscal year ended September 30, 2023 from HK$136.4 million (US$17.43 million) for the fiscal year ended September 30, 2022, primarily due to an increase in revenues from the Company’s higher profit margin security-related engineering services business. Revenues from the provision of security-related engineering services increased by 27% to HK$98.1 million (US$12.53 million) for the fiscal year ended September 30, 2023 from HK$77.2 million (US$9.87 million) for the fiscal year ended September 30, 2022.

Cost of revenues increased by 19% to HK$115.6 million (US$14.77 million) for the fiscal year ended September 30, 2023 from HK$97.2 million (US$12.42 million) for the fiscal year ended September 30, 2022. The increase was in line with the business growth of security-related engineering services.

Gross profit increased by 22% to HK$48.0 million (US$6.14 million) for the fiscal year ended September 30, 2023 from HK$39.2 million (US$5.01 million) for the fiscal year ended September 30, 2022, mainly resulting from the increase in revenue. Gross profit margin maintained at 29% for the fiscal years ended September 30, 2022 and 2023.

Gross profit margin of project and maintenance income under security-related engineering services increased 660 basis points to 36% for the fiscal year ended September 30, 2023 from 30% for the fiscal year ended September 30, 2022. Gross profit margin of equipment leasing income under security-related engineering services increased 50 basis points to 74% for the fiscal year ended September 30, 2023 from 73% for the fiscal year ended September 30, 2022. Gross profit margin of security guarding and screening services decreased 570 basis points to 15% for the fiscal year ended September 30, 2023 from 21% for the fiscal year ended September 30, 2022.

Selling, general and administrative expenses increased by 21% to HK$36.8 million (US$4.70 million) for the fiscal year ended September 30, 2023 from HK$30.5 million (US$3.90 million) for the fiscal year ended September 30, 2022. The increase was mainly due to the net impact of a provision for allowance for doubtful accounts and higher professional service fees relating to the Company’s initial public offering.

Losses on disposal of property and equipment decreased by 74% to HK$0.5 million (US$62,000) for the fiscal year ended September 30, 2023 from HK$1.9 million (US$238,000) for the fiscal year ended September 30, 2022.

Other income decreased by 60% to HK$1.4 million (US$185,000) for the fiscal year ended September 30, 2023 from HK$3.6 million (US$457,000) for the fiscal year ended September 30, 2022. The decrease was mainly due to the decrease in government grants received in relation to COVID-19 to HK$0.4 million (US$47,000) for the fiscal year ended September 30, 2023 from HK$3.3 million (US$423,000) for the fiscal year ended September 30, 2022.

Income tax expenses increased by 19% to HK$2.3 million (US$299,000) for the fiscal year ended September 30, 2023 from HK$2.0 million (US$252,000) for the fiscal year ended September 30, 2022. The increase was mainly due to an increase in income before income tax.

Net income increased by 19% to HK$9.8 million (US$1.25 million) for the fiscal year ended September 30, 2023 from HK$8.2 million (US$1.05 million) for the fiscal year ended September 30, 2022, with a net income margin of 6% for both fiscal years ended September 30, 2022 and 2023.

Trade receivables, net increased by 47.6% to HK$35.0 million (US$4.47 million) as of September 30, 2023 from HK$23.7 million (US$3.03 million) as of September 30, 2022. The increase of trade receivables was mainly attributable to an increase in revenues during the fiscal year ended September 30, 2023.

Inventories increased by 80% to HK$40.9 million (US$5.23 million) as of September 30, 2023 from HK$22.7 million (US$2.89 million) as of September 30, 2022. The increase of inventories was mainly due to an increase in work-in-progress since there are more ongoing projects and thus more project costs being incurred and transferred to work-in-progress. The increase is in line with the increase in revenues.

Capital expenditures were HK$1.4 million (US$180,000) for the fiscal year ended September 30, 2023, compared to HK$2.3 million (US$294,000) for the fiscal year ended September 30, 2022, which primarily related to the acquisition of equipment, and computer software to meet expected business growth.

For the fiscal year ended September 30, 2023, net cash used in operating activities was HK$13.5 million (US$1.73 million) with net cash provided by financing activities of HK$4.8 million (US$612,000), compared to net cash provided by operating activities of HK$4.5 million (US$569,000) and net cash used in financing activities of HK$8.1 million (US$1.03 million) for the fiscal year ended September 30, 2022.

The Company had a balance of cash and cash equivalents of HK$16.4 million (US$2.09 million) with working capital of approximately HK$42.6 million (US$5.44 million), as of September 30, 2023. This does not include the net proceeds of approximately US$3.0 million, after deducting underwriting discounts and commissions and other related expenses payable by the Company, related to the Company’s initial public offering, which closed on January 26, 2024.

Conference Call and Webcast Information

SU Group will hold a conference call to discuss the Company’s fiscal year 2023 results at 8:00 a.m. Eastern Time today. The conference call will be accessible on SU Group’s Investor Relations website under “Events” at www.sugroup.com.hk, or by dialing 1-877-704-4453 (USA) or 1-201-389-0920 (International) with conference ID 13744262. A replay will be available approximately 3 hours after the live call ends on SU Group’s Investor Relations website, or through February 14, 2024 by dialing 1-844-512-2921 (USA) or 1-412-317-6671 (International), with passcode 13744262.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to renew contracts with recurring customers; the Company’s ability to secure new contracts; the Company’s ability to accurately estimate risks and costs and perform contracts based on the Company’s estimates; the Company’s relationship with the Company’s suppliers and ability to manage quality issues of the systems; the Company’s ability to obtain or renew the Company’s registrations, licenses, and certificates; the Company’s ability to manage the Company’s subcontractors; the labor costs and the general condition of the labor market; the Company’s ability to effectively manage inventories; the Company’s ability to compete effectively; the Company’s dependence on a small number of suppliers for a substantial portion of the Company’s supplies; the Company’s ability to successfully manage the Company’s capacity expansion and allocation in response to changing industry and market conditions; implementation of the Company’s expansion plans and the Company’s ability to obtain capital resources for planned growth; the Company’s ability to acquire sufficient products and obtain equipment and services from the Company’s suppliers in suitable quantity and quality; the Company’s dependence on key personnel; the Company’s ability to expand into new businesses, industries, or internationally and to undertake mergers, acquisitions, investments, or divestments; changes in technology and competing products; general economic and political conditions, including those related to the security-related engineering services industry; possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities, political, economic, and social instability, and fluctuations in foreign currency exchange rates, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”), including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

(Financial Tables Follow)

SU GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the years ended September 30,					Variances
	2022		2023			Amount	%
	HK$	%	HK$	%	US$	HK$
Revenues	136,447,442	100.0	163,690,966	100.0	20,907,484	27,243,524	20.0
Cost of revenues	(97,220,327)	(71.3)	(115,648,013)	(70.7)	(14,771,182)	18,427,686	19.0
Gross profit	39,227,115	28.7	48,042,953	29.3	6,136,302	8,815,838	22.5

Operating expenses
Selling, general and administrative expenses	(30,539,155)	(22.4)	(36,805,428)	(22.5)	(4,700,985)	6,266,273	20.5
Gains (losses) on disposal of property and equipment	(1,862,704)	(1.4)	(485,957)	(0.3)	(62,069)	(1,376,747)	(73.9)
Income from operations	6,825,256	4.9	10,751,568	6.5	1,373,248	3,926,312	57.5

Other income (expenses)
Other income	3,576,366	2.6	1,445,506	0.9	184,628	(2,130,860)	(59.6)
Finance expenses	(82,843)	(0.1)	(55,080)	(0.1)	(7,035)	(27,763)	(33.5)
Other expenses	(96,028)	(0.1)	—	—	—	(96,028)	(100.0)
Total other income, net	3,397,495	2.4	1,390,426	0.8	177,593	(2,007,069)	(59.1)

Income before income tax expenses	10,222,751	7.3	12,141,994	7.4	1,550,841	1,919,243	18.8
Income tax expenses	(1,972,577)	(1.4)	(2,338,850)	(1.4)	(298,730)	366,273	18.6
Net income	8,250,174	5.9	9,803,144	6.0	1,252,111	1,552,970	18.8
Net income (loss) per share attributable to common stockholders
Basic	0.65		0.81		0.10
Diluted
Weighted-average common shares outstanding:
Basic	12,000,000		12,000,000		12,000,000
Diluted	12,000,000		12,000,000		12,000,000

SU GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2023	2023
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	25,185,630	16,400,123	2,094,711
Trade receivables, net	23,696,180	34,978,153	4,467,596
Inventories	22,692,161	40,919,214	5,226,420
Prepaid expenses and other current assets	973,791	1,590,259	203,116
Contract assets, net	4,653,025	3,187,403	407,112
Amounts due from related parties	22,810	—	—
Total current assets	77,223,597	97,075,152	12,398,955

Non-current assets
Property and equipment, net	10,723,617	8,405,563	1,073,603
Intangible assets, net	229,880	144,879	18,505
Goodwill	1,271,160	1,271,160	162,359
Deferred offering expenses	1,571,254	3,853,500	492,190
Operating lease right-of-use assets, net	1,449,859	1,113,926	142,277
Investment in key management insurance policy	1,065,480	1,157,520	147,845
Deferred tax assets	1,242	1,418,419	181,168
Total non-current assets	16,312,492	17,364,967	2,217,947
TOTAL ASSETS	93,536,089	114,440,119	14,616,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	3,174,806	16,104,581	2,056,963
Notes payables	2,931,934	3,503,768	447,520
Other payables	2,365,624	2,633,447	336,358
Amount due to a related party	195,958	—	—
Accrued payroll and welfare	8,797,841	8,228,964	1,051,047
Operating lease liabilities – current	541,118	204,156	26,076
Income tax payable	2,446,138	1,058,040	135,139
Contract liabilities	27,225,278	22,748,443	2,905,553
Total current liabilities	47,678,697	54,481,399	6,958,656

Non-current liabilities
Operating lease liabilities – non-current	38,000	61,229	7,820
Other payables – non-current	1,433,190	996,069	127,223
Deferred tax liabilities	1,768,737	1,468,575	187,574
Other liabilities	956,388	1,008,306	128,786
Total non-current liabilities	4,196,315	3,534,179	451,403
Total liabilities	51,875,012	58,015,578	7,410,059

Commitments and contingencies

Shareholders’ Equity
Ordinary shares	120,000	120,000	15,327
Shares subscription receivables	(119,990)	(119,990)	(15,326)
Additional paid-in capital	8,000,000	14,642,029	1,870,158
Retained earnings	32,085,133	41,782,502	5,336,684
Total SU Group Holdings Limited shareholders’ equity	40,085,143	56,424,541	7,206,843
Non-controlling interests	1,575,934	—	—
Total shareholders’ equity	41,661,077	56,424,541	7,206,843
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	93,536,089	114,440,119	14,616,902